EXHIBIT 21

Fennec Pharmaceuticals Inc.

Subsidiaries of the Company

Oxiquant, Inc., a Delaware corporation

Fennec Pharmaceuticals, Inc., a Delaware corporation

Cadherin Biomedical Inc., a Canadian company